

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 14, 2008

By US Mail and Facsimile

Mr. Robert G. Lewis
Chief Financial Officer
Rubicon Minerals Corporation
1540-800 West Pender Street,
Vancouver, British Columbia, Canada V6C 2V6

> **Re: Rubicon Minerals Corporation**
> **Form 40-F for the fiscal year ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 1-32292**

Dear Mr. Lewis:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief